UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cygne Designs, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

232556100

(CUSIP Number)

Serge Kraif
19 Avenue Krieg
1208 Geneva
Switzerland
(310) 890-0848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of  7)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serge Kraif
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,915,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,915,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,915,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (1)
14		TYPE OF REPORTING PERSON* IN

(1)    Based on a total of 37,917,682 shares of the issuer’s Common Stock issued and outstanding as of August 9, 2007.

This Schedule 13D/A amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 16, 2007 (collectively, this “Schedule 13D”) to clarify that the Warrant (as defined in Item 3 below) is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Cygne Designs, Inc., a Delaware corporation (the “Company” or the “Issuer”), which has its principal executive offices at 11 West 42nd Street, New York, NY 10036.

Item 2. Identity and Background.

This statement is being filed on behalf of Serge Kraif, an individual who is a citizen of France (the “Reporting Person”). The residential address of the Reporting Person is 19 Avenue Krieg, 1208 Geneve, Switzerland.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 8,800,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Issuer on August 9, 2007 pursuant to a note conversion transaction (the “Transaction”) with the Issuer. In the Transaction, the Company and the Reporting Person entered into a Note Conversion Agreement effective January 31, 2007 pursuant to which, upon approval of the Company’s stockholders, which approval was received on August 9, 2007, the Company issued to the Reporting Person (i) 8,800,000 shares of its Common Stock in payment of $22.0 million of $37.0 million of the outstanding $38.5 million principal amount of a convertible subordinated promissory from the Company (the “Note”) held by the Reporting Person; (ii) a convertible note in the principal amount of $15.0 million that is convertible into shares of Company Common Stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note, and (iii) a warrant to purchase up to 4,400,000 shares of the Company’s Common Stock at a price of $3.00 per share (the “Warrant”). The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

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Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Company.

Pursuant to the Warrant, the Reporting Person has a right to purchase up to 4,400,000 shares of the Company’s Common Stock at a price of $3.00 per share. The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012. The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of August 9, 2007, the Reporting Person beneficially owned 8,915,000 shares of the Company’s common stock (the “Shares”). Since 37,917,682 shares of the Company’s common stock were outstanding as of August 9, 2007, the Shares constitute approximately 23.5% of the shares of the Company’s common stock issued and outstanding. The Reporting Person has the sole power to vote and dispose of the Shares. The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Transactions by the Reporting Persons in the Company’s common stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note Conversion Agreement

Effective January 31, 2007, the Company entered into a Note Conversion Agreement with the Reporting Person pursuant to which, upon approval of the stockholders of the Company: (i) the Company would issue 8,800,000 shares of its Common Stock to the Reporting Person in payment of $22.0 million of the outstanding $38.5 million principal amount of a convertible subordinated promissory note (the “Note”) held by the Reporting Person; (ii) the Company would issue a convertible note in the principal amount of $15.0 million that is convertible into shares of the Company’s Common Stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note; and (iii) the Company would issue to the Reporting Person a warrant to purchase up to 4,400,000 shares of the Company’s Common Stock at a price of $3.00 per share. The transaction contemplated by the Note Conversion Agreement was approved by the Company’s stockholders on August 9, 2007.

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The Note Conversion Agreement is attached to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, as Exhibit 10.1.

Warrant

The Reporting Person has the right to purchase up to 4,400,000 shares of the Company’s Common Stock at a price of $3.00 per share. The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012.

The Warrant is attached to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, as Exhibit 10.1.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Note Conversion Agreement effective January 31, 2007 between the Company and the Reporting Person (1)

2	Warrant dated January 31, 2007 (2)

(1)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(2)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 17, 2007	/s/ Serge Kraif
Serge Kraif

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EXHIBIT INDEX

Exhibit No.

1	Note Conversion Agreement effective January 31, 2007 between the Company and the Reporting Person (1)

2	Warrant dated January 31, 2007 (2)

(1)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(2)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.